

Mail Stop 4546

December 27, 2016

Mary Kay Fenton
Chief Financial Officer
Achillion Pharmaceuticals, Inc.
300 George Street
New Haven, CT 06511

> **Re:** **Achillion Pharmaceuticals, Inc.**
> **Form 10-K**
> **Filed February 25, 2016**
> **File No. 001-33095**

Dear Ms. Fenton:

We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response, we may have additional comments.

Business

Intellectual Property, page 10

1.   Please provide proposed disclosure regarding your hepatitis C patent portfolio to be included in future filings which describes the type of patent protection provided by your issued U.S. and foreign patents and identifies the foreign jurisdictions where you have issued patents and pending patent applications.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Johnny Gharib at (202) 551-3170 or Irene Paik at (202) 551-6553 with any questions.

                                        Sincerely,

                                        /s/ Mary Beth Breslin for

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance

cc: Cynthia Mazareas, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP